SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                              --------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934




                          MATERIAL SCIENCES CORPORATION

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                    576674105

                                 (CUSIP Number)

Stuart Z. Krinsly, Senior Executive Vice President & General Counsel, Sequa Corporation, 200 Park Avenue, New York, NY 10166; Telephone: 212/986-5500

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 20, 1998

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [___].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 8 Pages

                                  SCHEDULE 13D

CUSIP No.  576674105                                        Page 2 of 8 Pages

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                  Sequa Corporation
                  I. D. No. 13-1885030

2        CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*    (a)      [___]
                                                              (b)      [___]

3        SEC USE ONLY




4        SOURCE OF FUNDS*

                  WC  BK

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [___]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

                             7       SOLE VOTING POWER
NUMBER                               1,350,000
OF SHARES
BENEFICIALLY                 8       SHARED VOTING POWER
OWNED                                               None
BY EACH
REPORTING                    9       SOLE DISPOSITIVE POWER
PERSON                               1,350,000
WITH
                             10      SHARED DISPOSITIVE POWER
                                      None

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                   1,350,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                     [___]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                     8.76%

14       TYPE OF REPORTING PERSON*

                   CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 8 Pages

Item 1.  Security and Issuer.

     This Schedule 13D relates to the common stock, par value $.02 per share (the "Common Stock"), of Material Sciences Corporation, a Delaware corporation (the "Company"), whose principal executive offices are located at 2200 East Pratt Boulevard, Elk Grove Village, Illinois 60007.

Item 2.  Identity and Background.

     This statement is being filed on behalf of Sequa Corporation, a Delaware corporation with principal business and executive offices at 200 Park Avenue, New York, New York 10166 ("Sequa"). Sequa Corporation is a diversified industrial company with operations in four major segments: aerospace, machinery and metal coatings, specialty chemicals and other products.

     Sequa is controlled by Norman E. Alexander, its Chairman and Chief Executive Officer, individually and through corporations and trusts wholly owned and controlled by him. Mr. Alexander owns approximately 33% of Sequa's Class A Common Stock and approximately 58% of its Class B Common Stock, which represents approximately 53% of Sequa's aggregate voting power. Reference is made to Amendment No. 1 (Class A Common Stock) to Schedule 13D filed with the Securities and Exchange Commission on June 3, 1996 and Amendment No. 3 (Class B Common Stock) to Schedule 13D filed on March 19, 1996 for additional information with respect to Mr. Alexander's ownership of Sequa Class A Common Stock and Class B Common Stock. The name, business address, present principal occupation or employment and the organization in which such occupation or employment is conducted for Mr. Alexander, each other executive officer and director of Sequa, and, to the extent applicable, the corporations and trusts controlled by Mr. Alexander that are referred to above, are set forth on Schedule 1 attached hereto and incorporated herein by reference for all such purposes. All individuals are citizens of the United States.

     Neither Sequa, nor, to the best knowledge of Sequa, any of the persons or corporations listed on Schedule 1 attached hereto, has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The funds used in making the purchase described in Item 5 were working capital of Sequa Corporation. The amount used was $13,766,000. Sequa's working capital is provided by internally generated funds, supplemented by borrowings pursuant to Sequa's $150 million Credit Agreement with The Chase Manhattan Bank and certain other institutional lenders. Funds borrowed under that agreement bear interest at rates based upon


                               Page 3 of 8 Pages
various money market indices (currently LIBOR plus 1%). The facility terminates in October 2002.

Item 4.  Purpose of Transaction.

     Sequa believes that a combination of its Precoat Metals division with the Company is likely to strengthen the respective businesses of the companies. Sequa acquired Common Stock of the Company to facilitate the exploration of a possible combination with the Company, whether by joint venture or other combination with, or acquisition of, the Company or one or more of its businesses. Sequa intends to seek to meet or otherwise communicate with the Company with a view to exploring various possible such transactions. At present, Sequa does not possess sufficient information about the Company's businesses to determine definitively the benefits of any such transactions. Depending on market prices for the Common Stock, the Company's and Sequa's businesses and market and other conditions, Sequa may buy additional Common Stock.

     Other than as set forth above, Sequa has no present plans or proposals which relate to or would result in any of the actions set forth in clauses (b) through (j) of Item 4; however, Sequa reserves the right to determine in the future to take or cause to be taken such action with respect to the Company and/or its businesses as it may deem appropriate or desirable.

Item 5.  Interests in Securities of the Issuer.

     (a) Sequa beneficially owns 1,350,000 shares of the Common Stock, representing approximately 8.76% of the outstanding shares thereof, as reported by the Company in its Report on Form 10-K for the fiscal year ended February 28, 1998. To the best of Sequa's knowledge, no other person named in Item 2 above beneficially owns any of the Company's Common Stock.

     (b) Sequa has the sole right to vote and dispose of all such shares.

     (c) During the 60 days prior to the date hereof, Sequa has effected the following purchases of the Common Stock:

      Date                       Number of Shares           Price Per Share
      ----                       ----------------           ---------------
      April 30, 1998                  190,000                   $10.3384
      May 1, 1998                      30,700                   $10.545
      May 4, 1998                      10,000                   $10.67
      May 6, 1998                       9,500                   $10.67
      May 19, 1998                    434,800                   $10.1959
      May 20, 1998                    400,600                   $10.045
      May 27, 1998                    157,300                   $10.2325
      May 29, 1998                    117,100                   $10.2744


                               Page 4 of 8 Pages

All such transactions were made on the New York Stock Exchange.

Item 6. Contracts, Arrangements, Understanding or
        Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

None.



                               Page 5 of 8 Pages

                                   SIGNATURES

     The undersigned certifies that, after reasonable inquiry and to the best of its knowledge and belief, the information set forth in the Schedule 13D is true, complete and correct.

                                 SEQUA CORPORATION


                                 By:  /s/ Stuart Z. Krinsly
                                      --------------------------------------
                                      Name:  Stuart Z. Krinsly
                                      Title: Senior Executive Vice President
                                                 and General Counsel

Dated:  May 29, 1998





                               Page 6 of 8 Pages

                                   Schedule 1

The name and principal position with Sequa of each executive officer is set forth in the following table. The business address of each executive officer is 200 Park Avenue, New York, New York 10166, except for Mr.
Weinstein's which is 4430 Director Drive, San Antonio, Texas 78219.

Name                   Position

Norman E. Alexander    Chairman of the Board & Chief Executive Officer and
                       Director

John J. Quicke         President and Chief Operating Officer and Director

Stuart Z. Krinsly      Senior Executive Vice President & General Counsel and
                       Director

Gerald S. Gutterman    Executive Vice President, Finance & Administration

Martin Weinstein       Senior Vice President, Chromalloy Gas Turbine Operations

The name, business address and principal employment and employer of each director of Sequa (other than Messrs. Alexander, Quicke and Krinsly) are set forth in the following table:

Name and Business Address           Principal Employment and Employer

Leon Black                          Principal, Apollo Management, L.P.
1301 Avenue of the Americas
New York, NY 10019

Alvin Dworman                       Chairman, ADCO Group
645 Fifth Avenue
New York, NY 10022

David S. Gottesman                  Managing Partner, First Manhattan Co.
437 Madison Avenue
New York, NY 10022

Donald D. Kummerfeld                President, Magazine Publishers of America
919 Third Avenue
New York, NY 10022

Richard S. LeFrak                   President, LeFrak Organization, Inc.
97-77 Queens Boulevard
Rego Park, NY 11374



                               Page 7 of 8 Pages

Michael I. Sovern                 Chancellor Kent Professor of Law and President
435 West 116th Street             Emeritus, Columbia University
New York, NY 10027

Fred R. Sullivan                  Chairman of the Board and Chief Executive
340 Main Street                   Officer, Richton International Corporation
Madison, NJ 07940

Gerald Tsai, Jr.                  Private Investor
200 Park Avenue, Suite 4501
New York, NY 10166

The name and business address and state of organization of each corporation owned by Mr. Alexander through which, together with his individual holdings, he controls Sequa, are listed below:

Name and Business Address                            State of Incorporation

42 New Street, Inc.                                  New York
42 New Street
New York, NY 10004

Forfed Corporation                                   Delaware
660 White Plains Road
Tarrytown, NY 10591

Fifty Broad Street, Inc.                             New York
50 Broad Street
New York, NY 10004

Youandi Corporation                                  New York
133/135 East 61st Street
New York, NY 10021

Galleon Syndication Corporation                      New York
c/o Eastgate Management
44 Wall Street
New York, NY 10004

Mr. Alexander also holds certain shares of Sequa stock in two trusts established under the laws of the State of New York, in 1996 and 1997, respectively, of which he, his wife and his estate and/or issue are beneficiaries. The business address of the trusts is 200 Park Avenue, New York, New York 10166.



                               Page 8 of 8 Pages